SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.
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             In the Matter of               :
EASTERN UTILITIES ASSOCIATES                :
   Boston, Massachusetts                    :
EASTERN EDISON COMPANY                      :
   Brockton, Massachusetts                  :
BLACKSTONE VALLEY ELECTRIC COMPANY          : Certificate of Notification
   Lincoln, Rhode Island                    : Persuant to Rule 24
NEWPORT ELECTRIC CORPORATION                :
   Middletown, Rhode Island                 :
MONTAUP ELECTRIC COMPANY                    :
   Boston, Massachusetts                    :
               (70-8955)                    :
(Public Utility Holding Company Act of 1935):
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Eastern Utilities Associates ("EUA"), Eastern Edison Company ("Eastern"),
Blackstone Valley Electric Company ("Blackstone"), Newport Electric Corporation ("Newport"), and Montaup Electric Company ("Montaup"), and their Affiliates, EUA Cogenex Corporation ("Cogenex"), EUA Ocean State Corporation ("Ocean State"), EUA Service Corporation ("ESC"), EUA Energy Investment Corporation ("EEIC"), and EUA Energy Services, Inc. ("EUA Energy") (Affiliates are authorized to borrow under the Facility, but are not required to be Declarants), in accordance with the Order of the Securities and Exchange Commission entered in the above matter on April 15, 1997 hereby certify pursuant to Rule 24 that they have borrowed under the Facility as follows:

EASTERN UTILITIES ASSOCIATES
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       08/24/97                 480,000                  5.8000
       08/31/97               2,990,000                  5.9300

       09/07/97               4,840,000              5.7400 - 6.1100
       09/14/97               4,910,000              5.7400 - 5.9300
       09/21/97               4,930,000              5.7400 - 6.0500

Bank of New York

       08/24/97              11,000,000              5.8600 - 5.9375
       08/31/97               9,000,000                  5.9375

       09/07/97               9,000,000                  5.9375
       09/14/97               9,000,000                  5.9375
       09/21/97               9,000,000                  5.9375
       09/28/97               9,000,000                  5.9375
       09/30/97               9,000,000                  5.9375


EASTERN EDISON COMPANY
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       08/24/97               2,820,000                  5.8000
       08/31/97               5,130,000                  5.9300

       09/07/97               6,350,000              5.7400 - 6.1100
       09/14/97               4,510,000              5.7400 - 5.9300
       09/21/97               2,045,000              5.7400 - 6.0500
       09/28/97                 670,000              5.8000 - 5.9300

Bank of New York

       08/24/97               8,000,000              5.8600 - 5.9375
       08/31/97               3,000,000                  5.9375

       09/07/97               3,000,000                  5.9375
       09/14/97               3,000,000                  5.9375
       09/21/97               6,500,000              5.6875 - 6.0000
       09/28/97               3,000,000                  5.9375
       09/30/97               3,000,000                  5.9375


BLACKSTONE VALLEY ELECTRIC COMPANY
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       08/24/97               1,430,000                  5.8000
       08/31/97               1,190,000              5.9300 - 5.9900

       09/07/97               1,290,000              5.7400 - 6.1100
       09/21/97               2,020,000              5.7400 - 6.0500

Bank of New York

       08/24/97               3,750,000              5.8600 - 5.9375
       08/31/97               2,750,000                  5.9375

       09/07/97               2,750,000                  5.9375
       09/14/97               2,750,000                  5.9375
       09/21/97               2,750,000                  5.9375
       09/28/97               2,750,000                  5.9375
       09/30/97               2,750,000                  5.9375

NEWPORT ELECTRIC CORPORATION
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       08/24/97               1,000,000                  5.8000
       08/31/97                 330,000              5.9300 - 5.9900

       09/07/97               1,270,000              5.7400 - 6.1100
       09/14/97                 920,000              5.7400 - 5.9300
       09/21/97               1,480,000              5.7400 - 6.0500
       09/28/97                  70,000              5.8000 - 5.9300

Bank of New York

       08/24/97               2,500,000                  5.9375
       08/31/97               2,500,000                  5.9375

       09/07/97               2,500,000                  5.9375
       09/14/97               2,500,000                  5.9375
       09/21/97               2,500,000                  5.9375
       09/28/97               2,500,000                  5.9375
       09/30/97               2,500,000                  5.9375

EUA OCEAN STATE CORPORATION
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       08/24/97               1,553,000                  5.8000
       08/31/97               1,560,000              5.9300 - 5.9900

       09/07/97               2,280,000              5.7400 - 6.1100
       09/14/97               2,280,000              5.7400 - 5.9300
       09/21/97               1,950,000              5.7400 - 6.0500
       09/28/97               1,950,000              5.8000 - 5.9300
       09/30/97               1,950,000              6.0500 - 6.8000

Bank of New York

       08/24/97               1,000,000                  5.9375
       08/31/97               1,000,000                  5.9375

       09/07/97               1,000,000                  5.9375
       09/14/97               1,000,000                  5.9375
       09/21/97               1,500,000                  5.9375
       09/28/97               1,000,000                  5.9375
       09/30/97               1,000,000                  5.9375

EUA COGENEX CORPORATION
Fleet Bank
      Week Ending          Total Borrowings          Range of Rates

       08/24/97                 325,000                  5.8000

       09/30/97              16,070,000              6.0500 - 6.9300

Bank of New York

       08/24/97              22,500,000                  5.9375
       08/31/97              20,000,000                  5.9375

       09/07/97              20,000,000                  5.9375
       09/14/97              20,000,000                  5.9375
       09/21/97              20,000,000                  5.9375
       09/28/97              18,000,000                  5.9375
       09/30/97              18,000,000                  5.9375


     The foregoing borrowings were steps in the consummation of a series of transactions during the period ending September 30, 1997 in accordance with the terms and conditions of and for the purposes represented by, the joint application-declaration, as amended, as filed in said matter and the Order with respect hereto.

                                 EASTERN UTILITIES ASSOCIATES
                                 EASTERN EDISON COMPANY
                                 BLACKSTONE VALLEY ELECTRIC COMPANY
                                 NEWPORT ELECTRIC CORPORATION
                                 MONTAUP ELECTRIC COMPANY



                                 By:  Clifford J. Hebert, Jr.
                                      Treasurer
Date:  November 14, 1997